UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

BioSpecifics Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06

Co-Trustees Mark Wegman and Toby Wegman

4092 Bocaire Boulevard

Boca Raton, FL 33487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090931106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 090931106	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Toby Wegman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 090931106	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Mark Wegman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Page 5 of 6 Pages

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of BioSpecifics Technologies Corp. (the “Issuer”), and amends the Schedule 13D filed on October 29, 2020 (the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

This Amendment No. 1 amends Item 4 and Item 5 of the Schedule 13D as set forth below. As set forth below, as a result of the transactions described herein, on December 2, 2020 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the first paragraph under the subheading entitled “Merger” in its entirety and replacing it with the following paragraphs:

“On October 19, 2020, the Issuer announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endo International plc, a public limited liability company incorporated in Ireland (“Parent”), and Beta Acquisition Corp., a Delaware corporation and wholly-owned indirect subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and on the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to acquire all of the Issuer’s issued and outstanding shares of Common Stock at a purchase price of $88.50 per share of Common Stock, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes and without interest.

In accordance with the terms of the Offer, each of the Reporting Persons tendered the shares of Common Stock beneficially owned by each such Reporting Person; the tendered shares of Common Stock were accepted for payment on December 2, 2020. On December 2, 2020, following the consummation of the Offer, Purchaser merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware without a vote of the Issuer’s stockholders (the “Merger”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)

As of the date of this filing, the aggregate number and percentage of shares of Common Stock reported to be beneficially owned by each Reporting Person is 0 shares of Common Stock, constituting 0.0% of the outstanding shares of Common Stock.

(b)	As of the date of this filing, each Reporting Person owns 0 shares of Common Stock and does not have voting or dispositive powers.

(c)

Other than tendering all shares of Common Stock owned in the aggregate by the Reporting Persons into the tender offer at a purchase price of $88.50 per share, as further described in Item 4, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer as of December 2, 2020.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

MARITAL TRUST U/W/O EDWIN H WEGMAN DATED 08/10/06

By:	/s/ Toby Wegman by Carl A. Valenstein, attorney-in-fact
Name:	Toby Wegman
Title:	Co-Trustee

By:	/s/ Mark Wegman by Carl A. Valenstein, attorney-in-fact
Name:	Mark Wegman
Title:	Co-Trustee

TOBY WEGMAN

By:	/s/ Toby Wegman by Carl A. Valenstein, attorney-in-fact

MARK WEGMAN

By:	/s/ Mark Wegman by Carl A. Valenstein, attorney-in-fact